UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Ortal Klein

Ortal Klein, Adv.
March 22, 2013	Corporate Secretary

Contact:

Alon Holdings Blue Square-Israel Ltd.

Dror Moran, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-3-928-2220

Fax: 972-3-928-2299

Email: cfo@bsi.co.il

March 22, 2013 - Rosh Ha'ayin

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2012

*	In the Commercial and Fueling sites: A material improvement in the operating profit in this quarter compared to the corresponding quarter last year. The operating profit in this quarter, excluding inventory loss, amounted to NIS 34 million (increase of 100%).

*

In the Supermarkets segment: An improvement in the segment results in this quarter amounting to NIS 49.7 million (3.1% of revenues) compared to NIS 19.4 million (1.2% of revenues) in the corresponding quarter last year (an increase of 156%) stemming mainly from taking efficacy measures and exiting from branches.

*	In the Real Estate segment: BSRE presents a continuing improvement in NOI (NIS 53 million in this quarter). The Company continues the development and the betterment of projects under construction. After the report date, the sale of 50% of the Comverse Building in Ra'anana was completed in consideration of NIS 51 million.

*	In the Non Food segment: in the course of the quarter, BEE Group resolved to realize the activity of the toy and leisure segment. The Non Food segment shows a loss of NIS 12.7 million, excluding the toy and leisure activity.

*	Dividends: In April 2013, BSRE and Dor Alon are expected to distribute dividends at an estimated amount of NIS 70 million; the Company's share is NIS 55 million.

Segment Results:

Profit from Operations in millions of NIS	Q4 2012	Q4 2011	Rate of change
Commercial and Fueling sites	21.2	17.5	21.1%
Supermarkets	49.7	19.4	156%
Non-Food (from continuing operations)	(12.7)	(21.2)	(40)%
Real Estate	19.7	18.8	4.8%

1

Comments of Management

Mr. David Weissman, CEO and Chief Business Officer –

"The fourth quarter marks a continuous improvement in each of the operating segments.

Dor Alon continues to grow, alongside with an adequate coping with the reduction of the marketing margin last year. The results of this quarter, excluding inventory losses of supervised gasoline, were doubled compared to the corresponding period.

BSRE continues to present an improvement in its current activity and in the development momentum and entrepreneurship. In the fourth quarter it realized its holdings, in the commercial center in Beer Sheva. In January 2013, the Company admitted Harel Investments, Insurance and Financial Services Ltd. as a partner (50%) in Comverse Building, which is under construction and currently, completes the realization of "Beit Cohen" in Petach Tikva. These activities strengthen the balance sheet structure and create value for the investors.

In the Supermarkets segment, Mega is improving and takes efficacy measures. In the fourth quarter, Mega completed the exit from 7 out of the 11 planned branches. The efficacy measures taken resulted in an improvement of 156% in the Supermarkets segment results in this quarter.

The Company thanks Zeev Vurembrand who concluded his position in December 2012 and congratulates Mr. Motti Keren who was appointed as the CEO of Mega Retail.

In the Non Food segment, the Company resolved to merge BEE Retail with Mega, such that the logistic center and headquarters shall be assimilated in Mega and Na'aman shall be become a subsidiary of Mega. Furthermore, we resolved to exit the leisure area by selling its holdings in "Kfar Hashashuim" (hereinafter – Kfar). We expect that in the first quarter of 2013, the segment shall become profitable.

In the fourth quarter, YouPhone brand turned into a legitimate factor, as a cellular network, which brings innovation and the lowest prices in the market. The rate of joining new customers stands at 20,000 per quarter.

2012 is the first year where we enjoy the fruits of investing in Diners Israel, which is engaged in the issuance and clearance of Diners, Diners YOU and Master Card YOU credit cards, which are issued to the club members of the group. The Company's share in Diners' earnings this year amounted to NIS 20 million, net after taxes.

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Results for the fourth quarter of 20121

Gross revenues

Revenues (including government levies) in the fourth quarter of 2012 amounted to NIS 3,831.9 million (U.S. $1,026.5 million) as compared to revenues of NIS 3,722.0 million in the comparable quarter last year, an increase of 3.0%. The main increase in revenues was due to an increase in the revenues of Dor Alon compared to the corresponding quarter last year.

Revenues from sales, net

Revenues of the Commercial and Fueling sites segment – amounted in this quarter to NIS 1,435.2 million (U.S. $384.5 million) as compared to NIS 1,299.7 million in the corresponding quarter last year, an increase of 10.4%. The main increase was due to an increase in the price of petrol and an increase in quantitative sales in the convenience stores compared to the corresponding quarter last year.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,588.4 million (U.S. $425.5 million) as compared to NIS 1,647.7 million in the corresponding quarter last year, a decrease of 3.6%. The decrease in revenues derives mainly from a decline in sales of the same store sales (SSS) at a rate of 2.2% compared to the corresponding period.

Revenues of the Non-Food segment2 – an increase in revenues by 19.6% from NIS 64.3 million in the fourth quarter of 2011 to NIS 77.0 million (U.S. $20.6 million) in the current quarter. The increase in revenues is mainly due to an increase in sales in the home activity and in stores transferred from franchise to self-operation.

Revenues of the Real Estate segment – an increase in rental income of 1.1% from NIS 9.1 million in the fourth quarter of 2011 to NIS 9.2 million (U.S. $2.5 million) in the current quarter.

1 The Company operates in four segments: Supermarkets, Commercial and Fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

2 The data of the Non-food segment are presented net of the discontinued operation in the toy and leisure activity. The data of the discontinued operation are included in the statements of operations in the discontinued operation item. For discontinued operation results for the quarter and the year, see events in the reported period in the Non- food segment of this report.

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Gross profit in the fourth quarter of 2012 amounted to NIS 681.0 million (U.S. $182.4 million) (21.9% of revenues) as compared to gross profit of NIS 688.6 million (22.8% of revenues) in the comparable quarter last year. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets and Non-food segments.

In the Commercial and Fueling sites segment, gross profit amounted to NIS 203.0 million (U.S. $54.4 million), (14.1% of revenues) compared to NIS 204.1 million in the comparable quarter last year (15.7% of revenues). The decrease of 0.5% in the gross profit compared to the corresponding quarter last year mainly derived from inventory losses following a decline in supervised gasoline prices in this quarter. The gross profit excluding the effect of the change in fuel prices on the inventory increased by 6%.

In the Supermarkets segment, gross profit amounted to NIS 440.9 million (U.S. $118.1 million), (27.8% of revenues) compared to NIS 444.6 million in the fourth quarter of 2011 (27.0% of revenues), a decrease of 0.8% stemming from decrease in sales that was offset by an improved gross margin.

In the Non Food segment, gross profit amounted to NIS 30.7 million (U.S. $8.2 million), (39.9% of revenues) compared to NIS 30.8 million in the comparable quarter of 2011 (47.9% of revenues), with no material change.

Selling, general and administrative expenses in the fourth quarter of 2012 amounted to NIS 661.1 million (U.S. $177.1 million) (21.2% of revenues), compared to expenses of NIS 671.5 million (22.2% of revenues) in the comparable quarter last year, a decrease of 1.5%. The main decrease was recorded following efficiency measures taken in the Supermarkets segment that was partly offset by an increase in the cellular activity.

In the Commercial and Fueling sites segment, these expenses amounted to NIS 181.6 million (U.S. $48.6 million) compared to NIS 186.5 million in the fourth quarter of 2011, a decrease of 2.6%, mainly deriving from efficiency measures taken starting from the fourth quarter of 2011 that were offset from opening new fueling sites.

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In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 401.2 million (U.S. $107.5 million) compared to expenses of NIS 418.8 million in the comparable quarter in 2011. The main decrease derives from decline in salary expenses and other headquarters expenses following efficacy measures and exiting branches.

In the Non Food segment, these expenses amounted to NIS 43.7 million (U.S. $11.7 million) compared to NIS 48.7 million in the comparable quarter in 2011. The decrease derives from a decrease in allowance for doubtful accounts.

In the Real Estate segment, these expenses amounted to NIS 6.9 million (U.S. $1.8 million) compared to NIS 4.1 million in the comparable quarter in 2011. The increase mainly derives from increase in marketing expenses and the branding of Tel Aviv Mall for the fashion week event that took place in December 2012.

Operating profit (before other gains and losses and changes in fair value of investment property) in the fourth quarter of 2012 amounted to NIS 19.9 million (U.S. $5.3 million) (0.6% of revenues) as compared to NIS 17.1 million (0.6% of revenues) in the comparable quarter last year, an increase of 16.5%. The increase in the operating profit was mainly due to a decrease in selling, administrative and general expenses.

In the Commercial and Fueling sites segment, operating profit in this quarter amounted to NIS 21.4 million (U.S. $5.7 million) compared to operating profit of NIS 17.5 million in the corresponding quarter. The increase mainly derives from taking efficiency measures while offsetting inventory losses followed by a decline in petrol prices as above, without inventory losses, the operating profit amounted to NIS 34 million.

In the Supermarkets segment, operating profit increased from NIS 25.8 million in the comparable quarter last year to NIS 39.7 million (U.S. $10.6 million). The improvement in operating profit derives from taking efficiency measures and exiting from losing branches.

In the Non Food segment, operating loss of NIS 13.0 million (U.S. $3.5 million) as compared to an operating loss of NIS 17.9 million in the comparable quarter last year due to decrease in administrative and general expenses, as aforesaid.

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In the Real Estate segment, a decrease from operating profit of NIS 5.0 million in the comparable quarter in 2011 to NIS 2.3 million (U.S. $0.6 million) due to increase in selling administrative and general expenses as aforementioned.

Changes in fair value of investment property in the fourth quarter of 2012 the Company recorded a profit in the amount of NIS 23.0 million (U.S. $6.2 million) compared to a profit of NIS 13.8 million in the comparable quarter last year.

Other income (expenses), net other income in the fourth quarter of 2012 amounted to NIS 9.1 million (U.S. $2.4 million) compared to other expenses of NIS 9.9 million in the comparable quarter last year.

Operating profit amounted to NIS 52.0 million (U.S. $13.9 million) (1.7% of revenues) as compared to operating profit of NIS 21.0 million (0.7% of revenues) in the comparable quarter last year, an increase of 147.7%.

Finance costs, net in the fourth quarter of 2012 amounted to NIS 34.2 million (U.S. $9.1 million) as compared to net finance costs of NIS 41.6 million in the comparable quarter last year. The decrease in finance costs, net derives from a decline in the CPI (0.7% this quarter compared to 0.2% in the comparable quarter last year) and was partly offset by increase in its debts.

Taxes on income in the fourth quarter of 2012 amounted to NIS 6.8 million (U.S. $1.8 million) as compared to tax expenses of NIS 34.7 million in the comparable quarter last year. The comparable quarter last year included the effect of the change in tax rates on the tax reserves (mainly from 18% to 25%).

Income from continued operation for the fourth quarter of 2012 amounted to NIS 14.4 million (U.S. $3.9 million) compared to a loss of NIS 55.7 million in the fourth quarter of 2011. The income in this quarter attributed to the Company's shareholders amounted to NIS 4.0 million (U.S. $1.1 million) or NIS 0.06 per share (U.S. $0.02) and the income attributed to non-controlling interests amounted to NIS 10.4 million (U.S. $2.8 million).

Net loss from discontinued operation for the fourth quarter of 2012 amounted to NIS 11.9 million (U.S. $3.1 million) or NIS 0.18 per share (U.S. $0.05) compared to a loss of NIS 10.4 attributed in its entirety to the Company's shareholders.

6

Cash flows for the fourth quarter of 2012

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 109.4 million (U.S. $29.3 million) in the fourth quarter of 2012 compared to NIS 141.4 million from operating activities in the comparable quarter last year. The main decrease derives from a decrease in credit card advances in this quarter compared to the corresponding quarter of last year by NIS 59 million (U.S. $15.8 million) and a decrease in tax payments of NIS 8.0 million (U.S. $2.1 million) that was partly offset by a decrease in working capital needs in the amount of NIS 35 million (U.S. $9.4 million).

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 45.6 million (U.S. $12.2 million) in the fourth quarter of 2012 as compared to net cash used in investing activities of NIS 70.0 million in the comparable quarter. Cash flows used in investing activities in the fourth quarter of 2012 mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 64.4 million (U.S. $17.3 million), the grant of long term loans of NIS 36.5 million (U.S. $9.8 million) mainly to an associate and was offset by proceeds from realization of property and equipment and investment property of NIS 30.7 million (U.S. $8.2 million), and interest received of NIS 7.3 million (U.S. $2.0 million). In the fourth quarter of 2011 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 74.5 million, investment in restricted deposits of NIS 4.3 million and payments on account of real estate of NIS 8.1 million and was offset by collection of long-term loans receivable amounting to NIS 16.0 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 37.4 million (U.S. $10.0 million) in the fourth quarter of 2012 as compared to net cash flows deriving from financing activities of NIS 93.9 million in the corresponding quarter last year. The cash flows used in financing activities in the fourth quarter of 2012 mainly included interest payments of NIS 67.4 million (U.S. $18.1 million), repayment of loans of NIS 100.5 million (U.S. $26.9 million) and debentures repayment of NIS 32.1 million (U.S. $8.6 million) and was partly offset by issuance of debentures of NIS 115.2 million (U.S. $30.8 million) and receiving loans of NIS 50.4 million (U.S. $13.5 million). The net cash flows used in financing activities in the fourth quarter of 2011 included mainly payment of long term loans of NIS 200.8 million, payment of a dividend of NIS 75 million, repayment of debentures of NIS 34.2 million and was offset by long term loans received of NIS 81.1 million and change in short term credit of NIS 209.4 million.

7

Results for the year 2012

Gross revenues

Revenues (including government levies) in 2012 amounted to NIS 15,805.5 million (U.S. $4,234.0 million) as compared to revenues of NIS 15,159.4 million last year, an increase of 4.3%. The increase in revenues was mainly due to an increase in the revenues of Dor Alon compared to the corresponding period last year.

Revenues from sales, net

Revenues of the Commercial and Fueling sites segment – in 2012 amounted to NIS 5,935.2 million (U.S. $1,589.9 million) as compared to NIS 5,301.9 million in 2011, an increase of 11.9%. The main increase was due to an increase in the prices of petrol, quantity sales and increase in retail revenues in the convenience stores.

Revenues of the Supermarkets segment – amounted in 2012 to NIS 6,552.9 million (U.S. $1,755.4 million) as compared to NIS 6,723.8 million last year, a decrease of 2.5%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 2.6%.

Revenues of the Non-Food segment – amounted in 2012 to NIS 321.1 million (U.S. $86.0 million) compared to NIS 289.0 million in 2011 an increase of 11.1%. The increase in revenues is mainly due to an increase in the houseware stores and in stores transferred from franchise to self-operation.

Revenues of the Real Estate segment – an increase in rental income of 9.4% from NIS 31.0 million in 2011 to NIS 33.9 million (U.S. $9.1 million) in 2012, due to an increase in leased space and increase of CPI.

Gross profit in 2012 amounted to NIS 2,842.3 million (U.S. $761.4 million) (22.1% of revenues) as compared to gross profit of NIS 2,903.8 million (23.5% of revenues) in 2011. The decrease in the gross profit was mainly due to the decrease in sales of the Supermarkets segment.

8

In the Commercial and Fueling sites segment, gross profit amounted to NIS 883.5 million (U.S. $236.7 million), (14.9% of revenues) compared to NIS 876.0 million in 2011 (16.5% of revenues). An increase in gross profit of 0.9% compared to the corresponding period last year deriving from an increase in the activity of convenience stores and an increase in quantitative sales net of the impact of changes in the petrol prices on the value of inventory between periods.

In the Supermarkets segment, gross profit amounted to NIS 1,788.6 million (U.S. $479.1 million), (27.3% of revenues) compared to NIS 1,850.8 million in 2011 (27.5% of revenues), a decrease of 3.4% stemming from decrease in the sales and erosion in gross profit.

In the Non Food segment, gross profit amounted to NIS 148.3 million (U.S. $39.7 million), (46.2% of revenues) compared to NIS 145.9 million last year (50.5% of revenues). The increase in gross profit mainly derives from an increase in revenues, as aforesaid.

Selling, general and administrative expenses in 2012 amounted to NIS 2,658.2 million (U.S. $712.1 million) (20.7% of revenues), compared to expenses of NIS 2,611.8 million (21.2% of revenues) in 2011, an increase of 1.8%. The main increase was recorded in the Non-food segment, from transfer to self-operated stores and from costs relating to launching "YouPhone" activity.

In the Commercial and Fueling sites segment, these expenses amounted to NIS 718.7 million (U.S. $192.5 million) compared to NIS 702.4 million in 2011, an increase of 2.3%, mainly deriving from opening new fueling sites and was partly offset by efficiency measures beginning from the fourth quarter of 2011.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,659.7 million (U.S. $444.6 million) compared to expenses of NIS 1,673.4 million in 2011, a decrease of 0.8% that resulted from closing branches and taking efficiency measures in the Company's headquarters.

In the Non Food segment, these expenses amounted to NIS 160.4 million (U.S. $43.0 million) (a decrease of 3.2%) compared to NIS 165.8 million in 2011. The decrease derives from a decrease in allowance for doubtful accounts.

9

In the Real Estate segment - these expenses amounted to NIS 28.3 million (U.S. $7.6 million) compared to NIS 15.6 million in 2011. The increase in expenses derives from recording a provision for management fees in the mall company which builds the mall in the wholesale market complex and from increase in advertising expenses relating to the fashion week that took place in December.

Operating profit (before other gains and losses and changes in fair value of investment property) in 2012 amounted to NIS 184.1 million (U.S. $49.3 million) (1.4% of revenues) as compared to NIS 292.0 million (2.4% of revenues) in 2011, a decrease of 36.9%. The decrease in the operating profit was mainly due to a decrease in sales in the Supermarkets segment and from expenses in Alon Cellular in connection with the commencement of its activity.

In the Commercial and Fueling sites segment, operating profit decreased from NIS 173.7 million in 2011 to NIS 164.8 million (U.S. $44.1 million) in the reported period due to the reduction of marketing margins and the impact of petrol prices on the value of inventory and was partly offset by efficacy measures.

In the Supermarkets segment, operating profit decreased from NIS 177.3 million in 2011 to NIS 129.0 million (U.S. $34.5 million) in the reported period due to decrease in sales partially offset by efficacy measures as mentioned above, during the last quarter the company began closing 11 stores (7 in the fourth quarter).

In the Non Food segment, operating loss decreased from NIS 19.8 million in the comparable period to operating loss of NIS 12.1 million (U.S. $3.2 million) in the reported period.

In the Real Estate segment, operating profit decreased from NIS 15.4 million in the comparable period to operating profit of NIS 5.6 million (U.S. $1.5 million) in the reported period due to an increase in the selling, general and administrative expenses as mentioned above.

Changes in fair value of investment property in 2012 the Company recorded profit of NIS 106.4 million (U.S. $28.5 million) compared to NIS 41.9 million in 2011. The profit in 2012 includes NIS 87.6 million from revaluation of the commercial section in the wholesale market complex in Tel Aviv.

10

Other income (expenses), net in 2012, other income amounted to NIS 23.4 million (U.S. $6.3 million) compared to other expenses of NIS 16.9 million last year. Income in the reported period includes profit from decrease in holding rate and loss of control in the residential company in the wholesale market complex in Tel Aviv in the amount of NIS 19.6 million.

Operating profit in 2012 amounted to NIS 313.9 million (U.S. $84.1 million) as compared to operating profit of NIS 317.0 million in the comparable period last year, a decrease of 1.0%.

Finance costs, net in 2012 amounted to NIS 245.8 million (U.S. $65.8 million) as compared to net finance costs of NIS 171.9 million in 2011. The increase in finance costs, net derives from decrease in finance income, this period compared to the corresponding period which included revenues from revaluation of Diners option in the amount of NIS 100 million.

Taxes on income in 2012 totaled NIS 16.6 million (U.S. $4.4 million) (an effective tax rate of 21% as compared to the statutory rate of 25%) as compared to tax expenses totaled NIS 48.5 million last year (an effective tax rate of 32% as compared to the statutory rate of 24%). The effective tax rate in 2012 was affected by recording a profit from a decrease in holding rate in respect of which, the Company did not record deferred taxes.

Net income from continued operation in 2012 amounted to NIS 63.6 million (U.S. $17.0 million) compared to a net income of NIS 102.3 million in 2011. The income from continued operation in 2012 attributable to the Company's shareholders amounted to NIS 19.3 million (U.S. $5.2 million) or NIS 0.29 per share (U.S. $0.08) and the income attributable to the non-controlling interests amounted to NIS 44.4 million (U.S. $11.9 million).

Net loss from discontinued operation in 2012 amounted to NIS 22.5 million (U.S. $6.0 million) or NIS 0.34 per share (U.S. $0.09) compared to a loss of NIS 18.6 million in 2011 attributed in its entirety to the Company's shareholders.

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Cash flows for 2012

Cash flows from operating activities: Net cash flows from operating activities amounted to NIS 286.1 million (U.S. $76.7 million) in 2012 compared to NIS 627.6 million from operating activities in 2011. The decrease mainly derives from purchase of real estate inventory by BSRE of NIS 249.1 million (U.S $66.7 million) in 2012 compared to purchase of real estate inventory of NIS 5.6 million last year, from decrease in operating profit of approximately NIS 107.8 million (U.S $28.9 million) and from decrease in working capital needs net of tax returns received, net amounting to NIS 16.6 million (U.S $4.5 million) in 2012 compared to tax paid, net amounting to NIS 79.4 million last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 560.0 million (U.S. $150.0 million) in 2012 as compared to net cash used in investing activities of NIS 547.4 million in 2011. Cash flows used in investing activities in 2012 mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 436.4 million (U.S. $116.9 million) as well as the grant of long term loans of NIS 102.2 million (U.S. $27.3 million) mainly to an associate, investment in restricted deposits of NIS 69.9 million (U.S. $18.7 million) and investment in securities of NIS 178.1 million (U.S. $47.7 million), net of proceeds from realization of securities of NIS 150.9 million (U.S. $40.4 million) proceeds from realization of property and equipment and investment property of NIS 43.4 million (U.S. $11.6 million) and receiving a dividend in the amount of NIS 12.5 million (U.S. $3.3 million).

Cash flows used in investing activities in 2011 included mainly purchases of property and equipment, investment property and intangible assets, in a total amount of NIS 347.3 million, the grant of long term loans of NIS 144.9 million, mainly to controlling shareholders and investment in restricted deposits in the amount of NIS 102.6 million and an investment in an associate (Diners) of NIS 36.4 million, net of proceeds from realization property and equipment and investment property of NIS 63.5 million.

Cash flows from financing activities: Net cash flows from financing activities amounted to NIS 482.1 million (U.S. $129.1 million) in 2012 as compared to net cash flows used in financing activities of NIS 110.7 million in 2011. The cash flows from financing activities in 2012 mainly included issuance of debentures of NIS 504.1 million (U.S. $135.0 million), receiving long term loans of NIS 594.3 million (U.S. $159.2 million) and an increase in short term bank credit of NIS 205.4 million (U,S, $55.0 million) that was offset by interest payments of NIS 258.8 million (U.S. $69.3 million), repayment of loans of NIS 350.3 million (U.S. $93.8 million) and debentures repayment of NIS 209.3 million (U.S. $56.1 million). The net cash flows used in financing activities in 2011 included mainly repayment of debentures in the amount of NIS 174.9 million, repayment of long term loans in the amount of NIS 382.5 million, and payments of interest in the amount of NIS 222.7 million, this was offset by an increase in short term bank credit in the amount of NIS 582.5 million and receiving long term loans in the amount of NIS 213.7 million.

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Additional Information

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[3] in the fourth quarter of 2012 EBITDA was NIS 89.8 million (U.S. $24.1 million) (2.9% of revenues) compared to NIS 87.8 million (2.9% of revenues) in the comparable quarter of 2011. In 2012 EBITDA was NIS 470.4 million (U.S. $126.0 million) (3.7% of revenues) compared to NIS 568.9 million (4.6% of revenues) in the comparable period of 2011.

Events during the reporting period

General

a.	In December 2012, the Company resolved to realize Kfar Hashashuim that coordinates the activity of the leisure and toy activity of the Company under the Non-food segment. The Company intends to complete the realization of the activity in 2013. As of December 31, 2012, the Company includes the assets and liabilities attributed to Kfar Hashashuim in the consolidated statements of financial position in the item of the assets and liabilities held for sale under current assets and liabilities. The statements of income, including comparative figures, were restated such that the results of discontinued operation were separated from continued operation and were presented separately after the income from continued operation. Operating segment reporting presents the segments' results from continued operation before taxes.

3 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

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b.	Effective January 2012, the Company applies the amendment to IAS 12, Taxes on Income - deferred taxes on investment property. The adoption of the standard was made retrospectively. The effect of the above change on the presented comparative figures are decrease in provisions for deferred taxes of NIS 3 million and increase in accumulated earnings of NIS 2.4 million and increase in non-controlling interests of NIS 0.6 million. The above amendment had no material effect on the statement of income.

c.	During the second quarter of 2012, the Company launched its operations in the cellular activity under the brand name "YouPhone" and commenced to provide services to its customers.

d.	On November 19, 2012, the Company's CEO, Mr. Zeev Vurembrand, announced the termination of his service at the end of February 2013.

e.	On November 22, 2012, the Company announced that Mr. Motti Keren has been appointed as CEO of Mega Retail. Mr. Motti Keren commenced his service on January 1, 2013.

f.	On November 27, 2012, Mr. David Weissman was appointed as CEO of the Company and Mr. Itzhak Bader was appointed chairman of the Company. The appointments are in effect as of January 1, 2013, without changes in the terms of employment.

Commercial and Fueling sites segment

a.	As of December 31, 2012, Dor Alon operated - 202 fueling stations and 209 convenience stores.

b.	Commitment for establishing a power plant:

On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt. At the first stage, the plant capacity shall be 64 Mega Watt. Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

14

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. ("INGL") to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years.

Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not. On December 9, 2012, the Corporation entered into an agreement to purchase natural gas from the partners in Tamar partnership (the partnership agreement) for the purpose of operating existing installations and a power plant, when established, the purpose of which, is to supply the energy needs of Sugat. Dor Alon's Board of Directors approved the transaction as an extraordinary transaction, in which the controlling shareholders may have a personal interest, pursuant to the Companies' Regulations (Relieves in Transactions with Interested Parties) – 2000. Pursuant to the agreement, Tamar partnership partners committed to supply the partnership with natural gas at a scope of up to 1.68 billion square meters according to the conditions set forth in the supply agreement. The term of agreement is 15 years or the end of consuming the contractual quantity, whichever is earlier, and is expected to commence at the beginning of 2014.

15

c.	On May 31, 2012, the Water and Energy Ministry updated the supervised marketing margin of gasoline 95 such that the marketing margin for self-service was increased by 4.7 Agorot per litter (before VAT) and the addition for full service was reduced by 3.8 Agorot per litter (before VAT).

d.	On June 28, 2012, the Palestinian authority informed Dor Alon on discontinuing the commitment with the company regarding the supply of fuels to Gaza strip effective October 1, 2012. No material effect is expected on the financial results of the Commercial and Fuling sites segment in 2012.

Supermarkets segment

a.	As of December 31, 2012, the Company operated 212 supermarkets divided as follows: Mega In Town - 119; Mega Bool - 67; Zol Beshefa - 15; Eden Teva Market - 20 of which 9 Eden within Mega.

b.	As of December 31, 2012, the Company operated branches in a total area of 369,000 sq.m. The sales per meter amounted in the fourth quarter of 2012 to NIS 4,210 (U.S. $1,128) compared to NIS 4,394 in the corresponding quarter last year.

Sales per meter in 2012 amounted to NIS 17,180 (U.S. $4,602) compared to NIS 18,090 in the corresponding period last year.

In the year ended December 31, 2012, 10 branches, net, were opened in a total area of 13,400 sq.m and 9 branches were closed in a total area of 20,490 sq.m.

c.	According to the strategy of the Company for treating losing branches, the subsidiary, Mega Retail, in July and August 2012, signed agreements with third parties under which the Company transferred the lease rights and sold the equipment attributed to nine of its branches for a total consideration of NIS 26 million. As of the date of the Financial Statements' approval, the Company delivered 7 branches.

16

Non Food segment

a.	As of December 31, 2012, Bee Group operates 138 branches (of which 21 franchised).

b.	On April 18, 2012, Bee Group informed that it had reached an agreement with a franchisee (which operates together with others 24 stores in the Non-Food segment - hereafter the franchisee) which experiences financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt. Following the agreement and based on the value of the assets that Bee Group will assume, the Company recorded a provision for doubtful accounts in the statements of financial position for the year ended December 31, 2011 in the amount of NIS 11.2 million.

c.	In December 2012, the Company resolved to realize Kfar Hashashuim that coordinates the activity of the leisure and toy activity of the Company under the Non-food segment, and as of December 31, 2012, operates 81 stores, mostly by franchisees.

The following are the operating results of Kfar Hashashuim for the fourth quarter and for the year ended December 31, 2012

	Year ended December 31		Three months ended December 31
	2012	2011	2012	2011
	NIS in thousands
Revenues	115,214	136,808	24,402	18,602
Gross profit	23,308	11,941	11,206	820
Operating loss	(11,485)	(15,103)	(4,606)	(9,909)
Net loss from discontinuing operations	(22,468)	(18,609)	(11,861)	(10,366)

17

Real Estate segment

a.	Comverse Building

On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on a part of real property it owns in Ra'anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years for monthly rental fees of NIS 1,660 thousand linked to the CPI with a renewal option for an additional 5 years. The rental fees in this period shall increase by 7.5%. BSRE has undertaken to erect a surrounding structure at estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million. BSRE will be entitled to receive from the lessee a payment equal to 7.5% of the cost of the finishing work in addition to monthly rental fees if BSRE will perform the finishing work.

BSRE has undertaken to finish the construction work and to transfer the building at the end of the final quarter of 2014. BSRE and the lessee have determined acceptable compensation mechanisms. As of the reporting date, BSRE obtained building permits to erect the building and the construction work has begun. Following the earthwork in the project, in September 2012, the Company entered into an agreement with another contractor who commenced the construction work. On January 21, 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and according to the agreement such consideration is to be payable in a later date.

The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel.

18

b)	The wholesale market complex

•	On May 31, 2012, Tel Aviv Lev Towers Ltd. (the "Residential company") and the Tel Aviv City Mall Ltd. (the "Purchasers") in which BSRE held to that date indirectly 50% together with Gindi Investments 1 Ltd and a corporation controlled by Moshe and Yigal Gindi, ("Gindi"), completed the purchase of lease rights for the period ended on August 31, 2099 for a part of the wholesale market complex in Tel Aviv. The Purchasers paid the Sellers the balance of the consideration, according to the agreements, in the aggregate amount of approximately NIS 730 million (BSRE share – NIS 365 million) plus VAT. The sellers may be entitled to an additional consideration that shall be derived from the sale price of the apartments in the project. As of the date of this report, the sellers are not entitled to additional consideration.

In order to pay the Balance of Consideration, the Purchasers received loans of NIS 730 million (NIS 487 million to Tel Aviv Lev Towers Ltd and NIS 243 million to Tel Aviv City Mall Ltd.) from a bank. The Loans were extended for 18 months where the principal shall be paid in one payment at the end of the period and the interest payments of Prime + 2% are payable quarterly. The loan may be repaid early. To secure the loans, BSRE recorded a charge in favor of the Bank on the rights in the land and BSRE committed to provide unlimited guarantee in the amount of 50% of the purchasers' debts in addition to other collaterals and commitments. On December 31, 2012, the bank's consent to provide an additional loan to Tel Aviv City Mall Ltd. was received, provided that certain conditions are met, at the original loan repayment date and at the loan principal amount (NIS 243 million) attributed to Tel Aviv City Mall Ltd. The additional loan shall be repaid in one payment until January 15, 2014. The loan agreement determines that the bank may call the loan for immediate repayment.

19

•	During the quarter, the excavation and reinforcement works in the project were completed and the performance of skeleton work has commenced. On July 3, 2012, the purchasers signed an agreement with a performing contractor (the contractor) to perform all skeleton work of the parking lots, the commercial part, public structures and other finishing work. The purchasers shall pay the contractor for the work an estimated amount of NIS 286 million (BSRE portion amounts to NIS 143 million). The agreement sets forth schedules and milestones for performing this work where the contractor committed to complete the work in 19 months from receiving the work commencement order. Under the agreement, the contractor committed to provide the purchasers with guarantees and the agreement further determines agreed compensation in the event of material breach by the contractor. In addition, the agreement set forth a mechanism to calculate a bonus or penalties should the contractor performs the work earlier than the schedules or deviate from the schedules. The work commencement order was delivered to the contractor on July 4, 2012.

•	On June 29, 2011, BSRE and Gindi entered into an agreement constituting an appendix (the Appendix) to the Memorandum of Understandings dated April 15, 2010, (MOU) that regulates the relations between the Company and Gindi in all that concerns the wholesale market complex in Tel Aviv. According to the Appendix, Tel Aviv Lev Towers allocated to Gindi one additional share of NIS 1 par value for NIS 300 thousand such that after the allocation, Gindi holds (by chaining) 50.5% of the issued and outstanding share capital of Tel Aviv Lev Towers and BSRE (by chaining) holds 49.5% of the issued and outstanding share capital. On June 29, 2012, the parties completed the above allocation.

The residential company ceased to exist under joint control at the end of the second quarter of 2012 and therefore the investment in Tel Aviv Lev Towers Ltd. was recorded on equity method of accounting. BSRE recorded in the statements of income, under other income (expenses), a gain of NIS 19.6 million representing the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

20

•	In 2012, BSRE recorded a gain of NIS 87.6 million from appreciation before taxes stemming from revaluation of real estate in the Tel Aviv City Mall Company.
•	In December 2012, building permits were received for 652 apartments in the project and for two parking levels. BSRE estimates that building permits for the remaining 70 apartments, commercial space and parking shall be received in 2013.
•	As of the date of this report, the residential company signed 619 sale agreements for the sale of apartments in a total amount of NIS 1,239 million out of which, NIS 603 million were received as of the date of the report.

c)	Hadar Mall

In the first quarter of 2012, the construction of an additional commercial floor in Hadar Mall (BSRE share in the mall is 50%) with a total area of 12,000 sq.m and upper three parking levels with a total area of 22,000 sq.m was commenced.

BSRE estimates that construction shall be completed in the last quarter of 2013.

On June 5, 2012, BSRE entered into a loan agreement (the loan) to receive finance from a group of institutional companies in order to build an addition to the extension to the Hadar Mall in Jerusalem, in which BSRE holds 50% of the rights. The lenders will extend an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments effective December 2013 and the balance will be repaid in a one-time at the end of the loan term. The loan is linked to the CPI and bears annual interest of 4.1%. BSRE has the option to receive an additional loan of NIS 40 million upon completing the construction. The additional loan shall be linked to the CPI and bear interest according to a mechanism determined in the loan agreement and shall be repaid on the same dates as the loan repayment dates. As collateral for the repayment of the loan, BSRE placed a charge on its rights in Hadar Mall in Jerusalem.

21

d)	Eyal Logistic center

On July 12, 2012, Eyal Baribua Ltd. (Eyal Baribua) a company held at rate of 50% by BSRE, entered into a financing agreement with a bank to provide credit line of NIS 90 million to Eyal Baribua to establish the logistic center in Kibbutz Eyal. The credit line shall be extended for the establishment period (18 months) and after the completion of the construction and Mega's entry into the logistic center, the credit line shall be converted into a loan for 15 years where NIS 63 million shall be repaid in quarterly payments over 14 years and the balance at the end of the loan term. The credit line and the loan shall bear variable annual interest rate linked to the Prime. As collateral for the credit line and loan repayment, the real estate rights shall be charged and for the establishment period a guarantee of Eyal Baribua shareholders was granted as well.

In September 2012, Eyal Baribua received a building permit to construct the logistic center and work was commenced according to the permit. Construction is expected to be completed at the beginning of 2014.

e)	Commercial center project– Kiryat Hasharon, Netanya

In September 2012, the commercial center in Kiryat Hasharon, Netanya was opened to the public. The commercial center was established by BSRE and Harel Insurance Company. BSRE and Harel hold equally the real estate and the commercial center.

f)	Option for the sale of Cohen Building in Petach Tikva

In November 2012, BSRE granted an option to purchase the property in Petach Tikva subject to certain conditions in return for NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed under which 20% of the consideration was paid and the balance shall be paid in two equal installments after 120 days and 150 days.

22

Issuance of bonds

a.	On January 4, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 150 million par value of bonds (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

b.	On January 25, 2012, Midroog announced on lowering its rating on bonds (series A and C) issued by the Company, from A1 to A2 with stable outlook. In addition, Midroog granted A2 rating with stable outlook for bonds up to NIS 200 million par value the Company intends to issue by expanding Series C or by issuance of new Series with a duration up to 6 years.

c.	On February 15, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 119.9 million par value of bonds (Series D) to institutional investors for 100.95% of their par value, reflecting a return of 6.9%.

d.	On April 11, 2012, the bonds series of the Company (Series C) was expanded by a private offering of NIS 35 million par value of bonds (Series C) to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

e.	On May 23, 2012, Midroog announced that it had assigned a "P-1" rating to commercial paper of up to NIS 170 million nominal value, which may be issued in the future by the Company. As of the reporting date NIS 71 million were issued and are repayable at the request of the holder every 3 months.

f.	On August 20, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 46 million par value of bonds (Series D) to institutional investors for 101.08% of their par value, reflecting a return of 6.9%.

g.	On August 28, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 49 million par value of bonds (Series D) to an institutional investor for 98.0% of their par value, reflecting a return of 6.0%.

h.	On November 19, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 110 million par value of bonds (Series D) to an institutional investor for 107.0% of their par value, reflecting a return of 4.8%.

23

i.	In 2012, the Company's subsidiaries acquired NIS 18.5 million par value of bonds of Series C of the Company, of which NIS 8.3 million par value of bonds Series C were realized or redeemed, such that as of December 31, 2012, the subsidiaries hold 8.9% of bonds Series C.

j.	On January 31, 2013, the bonds series of Dor Alon (Series C and D) were expanded by a private offering of NIS 21 million par value of bonds (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3% and NIS 129 million par value of bonds (Series D) for 103.8% of their par value, reflecting a return of 5.2%.

Post balance sheet events

a.	BSRE announced on a dividend distribution in the amount of NIS 50 million (U.S. $13.4 million), the share of the Company NIS 39 million (U.S. $10.4 million). The dividend shall be paid on April 23, 2013.

b.	Dor Alon announced on a dividend distribution in the amount of NIS 20 million (U.S. $5.4 million), the share of the Company NIS 15.7 million (U.S. $4.2 million). The dividend shall be paid on April 9, 2013

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2012: U.S. $1.00 equals NIS 3.733. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in five reporting segments: In its supermarket segment, Alon Holdings, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 212 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 202 petrol stations and 209 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Holdings through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

24

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

25

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012

(UNAUDITED)

			Convenience translation
	December 31,		December 31,
	2011	2012	2012
	NIS		U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	76,451	285,034	76,355
Investment in securities	300,053	325,313	87,145
Short-term bank deposits	103,942	96,176	25,764
Trade receivables	1,576,150	1,430,983	383,333
Other accounts receivable including current maturities of loans receivable	291,790	274,862	73,630
Derivative financial instruments	2,543	-	-
Assets of disposal groups classified as held for sale	3,610	228,131	61,112
Income taxes receivable	125,789	92,814	24,863
Inventories	676,590	654,209	175,250
	3,156,918	3,387,522	907,452

NON-CURRENT ASSETS:
Investments in associates	202,653	349,157	93,533
Derivative financial instruments	896	1,790	480
Real estate inventories	100,035	106,064	28,412
Payments on account of real estate	191,600	-	-
Investments in securities	33,159	48,609	13,021
Loans receivable, net of current maturities	182,654	206,784	55,391
Property and equipment, net	2,942,487	2,867,496	768,148
Investment property	576,093	970,114	259,878
Intangible assets, net	1,461,070	1,406,795	376,854
Other long-term receivables	142,331	33,640	9,011
Deferred taxes	104,321	121,935	32,664
	5,937,299	6,112,384	1,637,390
Total assets	9,094,217	9,499,906	2,544,842

26

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012

(UNAUDITED)

			Convenience translation
	December 31,		December 31,
	2011	2012	2012
	NIS		U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	1,036,928	1,169,229	313,214
Current maturities of debentures and convertible debentures	212,726	556,188	148,992
Current maturities of long-term loans from banks	311,642	251,463	67,362
Trade payables	1,243,914	1,249,743	334,782
Other accounts payable and accrued expenses	730,985	647,587	173,477
Customers' deposits	27,733	28,011	7,504
Derivative financial instruments	2,814	17,566	4,706
Income taxes payable	6,311	10,124	2,712
Provisions for other liabilities	78,266	62,681	16,791
Liabilities of disposal groups classified as held for sale	-	87,794	23,518
	3,651,319	4,080,386	1,093,058

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,240,487	1,264,396	338,708
Convertible debentures, net of current maturities	118,826	90,402	24,217
Debentures, net of current maturities	2,034,047	2,048,829	548,843
Other liabilities	264,597	148,865	39,878
Derivative financial instruments	16,701	6,382	1,710
Liabilities in respect of employee benefits, net of amounts funded	62,245	70,529	18,893
Deferred taxes	*159,769	183,776	49,230
	3,896,672	3,813,179	1,021,479
Total liabilities	7,547,991	7,893,565	2,114,537

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,881	79,881	21,399
Additional paid-in capital	1,219,279	1,219,279	326,622
Other reserves	(9,672)	9,245	2,476
Accumulated deficit	*(106,434)	(114,965)	(30,797)
	1,183,054	1,193,440	319,698
Non-controlling interests	*363,172	412,901	110,607
Total equity	1,546,226	1,606,341	430,305
Total liabilities and equity	9,094,217	9,499,906	2,544,842

* Retroactive application, see events during the reporting period

27

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

					Convenience
					Translation for
	Year ended		Three months ended		the year ended
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2012
	NIS				U.S. dollars
	In thousands (except per share data)
Revenues	15,159,447	15,805,539	3,722,049	3,831,867	4,234,005
Less – government levies	2,813,671	2,955,154	701,232	717,111	791,630
Net revenues	12,345,776	12,850,385	3,020,817	3,114,756	3,442,375
Cost of sales	9,442,009	10,008,056	2,332,263	2,433,754	2,680,969
Gross profit	2,903,767	2,842,329	688,554	681,002	761,406
Selling, general and administrative expenses	2,611,801	2,658,198	671,502	661,135	712,081
Operating profit before other gains and losses and changes in fair value of investment property	291,966	184,131	17,052	19,867	49,325
Other gains	1,637	39,058	-	16,888	10,463
Other losses	(18,529)	(15,663)	(9,854)	(7,816)	(4,196)
Increase in fair value of investment property, net	41,913	106,399	13,781	23,030	28,502
Operating profit	316,987	313,925	20,979	51,969	84,094
Finance income	156,567	73,875	9,358	14,143	19,790
Finance expenses	(328,493)	(319,644)	(50,968)	(48,315)	(85,627)
Finance expenses, net	(171,926)	(245,769)	(41,610)	(34,172)	(65,837)
Share in gains (losses) of associates	5,746	12,024	(407)	3,355	3,221
Income (loss) before taxes on income	150,807	80,180	(21,038)	21,152	21,478
Taxes on income	48,485	16,561	34,669	6,765	4,437
Net income (loss) from continuing operation	102,322	63,619	(55,707)	14,387	17,044
Net loss from discontinued operation	(18,609)	(22,468)	(10,366)	(11,861)	(6,019)
	83,713	41,151	(66,073)	2,526	11,025
Attributable to:
Equity holders of the Company	59,513	3,213	(69,283)	(7,822)	(858)
Non-controlling interests	24,200	44,364	3,210	10,348	11,883

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic
Continuing operations	1.18	0.29	(0.89)	0.06	0.08
Discontinued operation	(0.28)	(0.34)	(0.16)	(0.18)	(0.09)
	0.90	(0.05)	(1.05)	(0.12)	(0.01)
Fully diluted
Continuing operations	1.07	0.29	(0.89)	0.06	0.08
Discontinued operation	(0.28)	(0.34)	(0.16)	(0.18)	(0.09)
	0.79	(0.05)	(1.05)	(0.12)	(0.01)

Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	65,940	65,954	65,954	65,954	65,954
Fully diluted	66,167	65,954	65,954	65,954	65,954

28

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months ended		the year ended
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2012
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	150,807	81,180	(21,038)	21,152	21,478
Net income (loss) from discontinued operation	(20,506)	(17,468)	(10,582)	(6,861)	(4,679)
Income tax received (paid), net	(79,368)	16,647	(18,315)	(10,419)	4,459
Adjustments for cash generated from operations	576,664	206,783	191,377	105,491	55,393
Net cash provided by operating activities	627,597	286,142	141,442	109,363	76,651
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(261,101)	(201,273)	(46,842)	(39,226)	(53,917)
Purchase of investment property	(55,524)	(191,706)	(13,058)	(19,713)	(51,354)
Purchase of intangible assets	(30,717)	(43,439)	(14,561)	(5,511)	(11,636)
Proceeds from collection of (investment in) short-term bank deposits, net	(5,858)	7,766	(493)	23,849	2,080
Proceeds from sale of property and equipment	12,864	20,187	272	11,142	5,408
Proceeds from sale of investment property	50,600	23,198	-	19,588	6,214
Investment in restricted deposits	(102,603)	(69,910)	(4,294)	-	(18,728)
Proceeds from sale of marketable securities	118,957	150,945	41,553	30,060	40,435
Investment in marketable securities	(122,646)	(178,149)	(51,247)	(34,212)	(47,723)
Dividend received	-	12,500	-	1,500	3,348
Acquisition of equity accounted investee	(36,415)	-	-	-	-
Grant of long term loans	(200)	(63,800)	-	(34,500)	(17,091)
Grant of loans to controlling shareholders	(144,962)	(38,377)	10,201	(1,961)	(10,280)
Payments on account of real estate	(9,187)	(23,937)	(8,070)	(4,838)	(6,412)
Collection of long-term loans receivable	22,885	13,785	16,047	978	3,693
Net outflow from realization of proportionately consolidated company	-	(3,085)	-	-	(826)
Interest received	16,552	25,256	512	7,291	6,766
Net cash used in investing activities	(547,355)	(560,039)	(69,980)	(45,553)	(150,023)

29

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months ended		the year ended
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2012
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,035)	-	-	-	-
Dividends paid	(75,000)	-	(75,000)	-	-
Dividend paid to non-controlling interests	(30,669)	-	(13,848)	-	-
Issuance of debentures	-	504,136	-	115,194	135,048
Repayment of debentures	(174,955)	(209,321)	(34,206)	(32,130)	(56,073)
Transactions with non-controlling interests in subsidiary without loss of control	(15,217)	(467)	(7,290)	-	(125)
Receipt of long-term loans	213,648	594,298	81,101	50,399	(159,201)
Repayment of long-term loans	(382,557)	(350,357)	(200,843)	(100,524)	(93,854)
Repayment of long term credit from trade payables	(1,750)	-	(465)	-	-
Short-term credit from banks and others, net	582,503	205,390	209,445	(2,928)	55,020
Proceeds from issue of shares relating to share based payments in the company and a subsidiary	143	-	3	-	-
Settlement of forward contracts	-	(2,808)	-	-	(752)
Interest paid	(222,771)	(258,788)	(52,799)	(67,436)	(69,324)
Net cash provided by (used in) financing activities	(110,660)	482,083	(93,902)	(37,425)	129,141

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(30,418)	208,186	(22,440)	26,385	55,769
Translation differences on cash and cash equivalents	37	(1)	35	(47)	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	104,131	73,750	96,155	255,597	19,756
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	73,750	281,935	73,750	281,935	75,525

30

(Continued - 2)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

						Convenience
						translation for
		Year ended		Three months ended		the year ended
		December 31,		December 31,		December 31,
		2011	2012	2011	2012	2012
		NIS				U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:

	Adjustments for:
	Depreciation and amortization	273,746	286,751	70,158	71,714	76,815
	Increase in fair value of investment property, net	(41,913)	(106,399)	(13,781)	(23,030)	(28,502)
	Gain from decrease in holding rate in proportionately consolidated company	-	(19,622)	-	-	(5,256)
	Share in losses (gains) of associates	(5,309)	(12,024)	407	(3,355)	(3,221)
	Share based payment	3,270	(493)	582	(1,815)	(132)
	Loss (gain) from sale and disposal of property and equipment, net	2,448	(14,475)	2,319	(15,526)	(3,877)
	Provision for impairment of property and equipment, net	7,815	-	6,474	-	-
	Loss (gain) from changes in fair value of derivative financial instruments	(107,553)	7,072	5,353	(2,089)	1,894
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	71,465	33,876	(8,914)	(18,803)	9,075
	Employee benefit liability, net	177	2,114	(324)	1,680	566
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,190	(7,228)	(2,074)	(2,511)	(1,936)
	Interest paid, net	184,963	214,236	49,426	52,408	57,390
	Changes in operating assets and liabilities:
	Investment in real estate inventories	(5,637)	(249,134)	(720)	(1,002)	(66,738)
	Payments on account of real estate inventories	(8,852)	(11,692)	(2,485)	-	(3,132)
	Increase in trade receivables and other accounts	104,743	76,796	502,532	437,638	20,572
	Increase in advances from purchasers of apartments	102,603	64,618	4,294	-	17,309
	Decrease in trade payables and other accounts payable	(10,198)	(45,640)	(427,743)	(404,816)	(12,226)
	Decrease (increase) in inventories	3,706	(11,973)	5,873	14,998	(3,208)

		576,664	206,783	191,377	105,491	55,393

31

(Concluded - 3)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months ended		the year ended
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2012
	NIS				U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	896	-	-	-	-
Purchase of property and equipment on credit	10,769	27,886	10,769	27,886	7,465
Issue of shares against acquisition of shares in subsidiary	154,433	-	-	-	-

32

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NET LIABILITIES

(UNAUDITED)

			Convenience
			translation
	December 31,		December 31,
	2011	2012	2012
	NIS		U.S. dollars
	In thousands
	Alon Holdings *
Cash and cash equivalence	1,909	2,039	546
Investment in securities	64,657	68,429	18,331
Total assets	66,566	70,468	18,877

Long- term debt:
Credit and loans from banks and others	195,764	347,572	93,108
Bank loans	171,555	156,639	41,961
Debentures	232,341	171,002	45,808
Total long-term debt	599,660	675,213	180,877

Equity:
Equity attributable to equity holders of the company:	(1,183,054)	(1,193,440)	(319,698)

Total capitalization	(533,094)	(604,745)	(162,000)

*   Net of grant of loans or loans received from subsidiaries

33

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months ended		the year ended
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2012
	NIS				U.S. dollars
	In thousands

Net income from continuing
operations	102,322	63,619	(55,707)	14,387	17,044
Taxes on income	48,485	16,561	34,669	6,765	4,437
Share in losses
(gains) of associates	(5,746)	(12,024)	407	(3,355)	(3,221)
Finance expenses, net	171,926	245,769	41,610	34,172	65,837
Other losses (gains), net	16,892	(23,395)	9,854	(9,072)	(6,267)
Increase in fair value of investment property	(41,913)	(106,399)	(13,781)	(23,030)	(28,506)
Depreciation and amortization	273,746	286,751	70,158	71,714	76,815
Share based payment	3,270	(493)	582	(1,815)	(132)
EBITDA	568,986	470,389	87,796	89,766	126,008

34

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2012

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four segments: Supermarkets, Commercial and Fueling sites, Non-Food Retail and Wholesale, Real Estate in addition to other segment which includes Cellular activity and the Company's share in the issuance and clearance activity of credit cards. The segments' results include the operating profit before financial expenses from continued operations. The segments' results for prior periods were adjusted in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continued operations4.

The Company's operating segments consist of the following:

(1)	Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2012, Mega Retail operated 212 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of December 31, 2012, the Company operated 138 non-food retail outlets, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Holdings through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

4 In December 2012, BEE group resolved to realize the activity of the leisure and toy into the discontinued operating results. See material events in the reported period, in the Non Food segment.

35

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH AND YEAR PERIOD ENDED DECEMBER 31, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Three months ended December 31, 2012
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,435,249	1,588,373	76,966	9,236	4,932	-	3,114,756
Inter segment revenues	11,514	-	3,409	-	-	(14,923)	-
Gross profit	203,010	440,938	30,747	9,236	(3,500)	571	681,002
Depreciation and amortization	24,952	42,024	3,109	-	-	1,629	71,714
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	21,372	39,719	(12,976)	2,343	(8,491)	(17,082)	24,885
Segment profit	21,231	49,655	(12,729)	19,641	(8,491)	(12,320)	56,987
Unallocated corporate expenses							(5,018)
Financial expenses, net							(34,172)
Share in gains of associates, net							3,355
Income before taxes on income							21,152

	Three months ended December 31, 2011
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,299,707	1,647,696	64,333	9,081	-	-	3,020,817
Inter segment revenues	12,231	-	3,929	-	-	(16,160)	-
Gross profit	204,052	444,618	30,803	9,081	-	-	688,555
Depreciation and amortization	26,858	39,187	2,612	-	-	1,501	70,158
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	17,540	25,803	(17,868)	5,007	3,717	(12,018)	22,181
Segment profit	17,465	19,387	(21,230)	18,787	3,717	(12,018)	26,108
Unallocated corporate expenses							(5,129)
Financial expenses, net							(41,610)
Share in gains of associates, net							(407)
Income before taxes on income							(21,038)

36

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Year ended December 31, 2012
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,935,249	6,552,909	321,116	33,926	7,185	-	12,850,385
Inter segment revenues	41,197	-	29,458	-	-	(70,655)	-
Gross profit	883,510	1,788,615	148,348	33,926	(11,571)	(499)	2,842,329
Depreciation and amortization	96,759	169,563	11,438	-	-	8,991	286,751
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	164,781	128,951	(12,072)	5,583	(14,027)	(64,817)	208,399
Segment profit	164,662	139,666	(15,450)	125,871	(14,027)	(62,529)	338,193
Unallocated corporate expenses							(24,268)
Financial expenses, net							(245,769)
Share in gains of associates, net							12,024
Income before taxes on income							80,180

	Year ended December 31, 2011
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,301,865	6,723,845	289,045	31,021	-	-	12,345,776
Inter segment revenues	36,087	-	31,810	-	-	(67,897)	-
Gross profit	876,040	1,850,764	145,942	31,021	-	-	2,903,767
Depreciation and amortization	96,130	159,601	12,011	-	-	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	173,681	177,346	(19,813)	15,395	6,552	(38,485)	314,676
Segment profit	173,578	169,697	(28,952)	57,307	6,552	(38,485)	339,697
Unallocated corporate expenses							(22,710)
Financial expenses, net							(171,926)
Share in gains of associates, net							5,746
Income before taxes on income							150,807

37

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Year ended December 31, 2012
	Commercial and Fueling sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment revenues	1,589,941	1,755,400	86,021	9,088	1,925	-	3,442,375
Inter segment revenues	11,036	-	7,891	-	-	(18,927)	-
Gross profit	236,676	479,137	39,740	9,088	(3,100)	(134)	761,406
Depreciation and amortization	25,920	45,423	3,064	-	-	2,408	76,815
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	44,142	34,543	(233)	1,496	(3,758)	(17,363)	55,827
Segment profit	44,110	37,414	(4,137)	33,718	(3,758)	(16,750)	90,596
Unallocated corporate expenses							(6,502)
Financial expenses, net							(65,837)
Share in gains of associates, net							3,221
Income before taxes on income							21,478

38